Filed by International General Insurance Holdings Ltd.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tiberius Acquisition Corporation

Commission File Number: 001-38422

Date: March 2, 2020

IGI Investor Presentation

March 2020



INTERNATIONAL GENERAL INSURANCE HOLDINGS LIMITED



CONTENTS

COMPANY OVERVIEW

Section 1



Specialty (Re)Insurer With 18-Yr Track Record Maximizing Total Value Creation

2019 GPW $349mm	Cash & Short Term Deposits as % of Total Investable Assets 50%+		Core Operating ROAE *(Last 10 Years Avg.)* 10%
	12/31/19 Shareholders' Equity $312mm	Combined Ratio *(Last 10 Years Avg.)* 90%	
Financial Leverage 0%	AM Best Rating A (EXCELLENT) S&P Rating A- (STABLE)	Favorable Development Over Last 5 Years(2) 11%	Dividend Payout Ratio 40%
	Total Value Creation 10-Year CAGR(1) 9.5%		

- Highly-rated international specialty (re)insurer with 18-year track record and an A (Excellent) AM Best rating with a Stable Outlook and an A- S&P rating with a Stable Outlook
- Diverse specialty business lines with market recognized expertise in energy, property, ports & terminals, financial institutions, and professional liability
- Global geographical footprint with exposures in 200+ countries and territories supported by operations in UK, Middle East, North Africa and Asia
- Jabsheh family will retain 24% ownership in Pro Forma Company(3) after listing


London
Bermuda
Amman
Casablanca
Dubai
Kuala Lumpur

Demonstrated Track Record of Double-Digit Compounding of Tangible Book Value Plus Dividends Through Focused Underwriting, Strong Cycle Management, Conservative Investment Philosophy and Cost Efficient Structure

Source: Financial information for the year ended 12/31/2019 unless otherwise noted. Annual accounts, management information.

Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. The financial results for IGI's year ended December 31, 2019 presented above are preliminary and unaudited. (1) Total Value Creation defined as Tangible Book Value per Share growth plus cumulative dividends. (2) Average reserve development as % of NPE. (3) Assumes no redemptions by Tiberius shareholders and acquisition price of $387mm assuming 12/31/2019 book value of $317mm (after adding back IGI transaction expenses) and acquisition P/B multiple of 1.22x.

Evolution Into a Global Specialty (Re)Insurer

$50mm capital raise

2002
Commenced operations in Jordan, underwriting energy, property and engineering business

$75mm capital raise

2005
Assigned BBB rating by S&P

Commenced underwriting reinsurance business

2006
Established Holding Company in DIFC(1)

Established Labuan Branch

2007
Established Bermudian subsidiary

Commenced underwriting business in Financial Lines

Purchased majority shareholding of SR Bishop

2008
Assigned BBB+ rating by S&P and A- rating by A.M. Best

Established IGI Dubai in DIFC(1)

2009
Commenced underwriting General Aviation business

Commenced underwriting Professional Indemnity business

Acquired SR Bishop and renamed to North Star

2010
Established FSA(2) regulated UK subsidiary

2012
Commenced underwriting Ports & Terminals business

IGI Dubai commences operations as an agency

2013
Commenced underwriting Political Violence business

2014
S&P raised IGI's rating from BBB+ 'stable' to BBB+ 'positive'

Established office in Casablanca

2015
S&P raises IGI's rating to A- (Stable)

Commenced underwriting Forestry business

2016
Commenced underwriting Casualty business

Commenced underwriting Directors' & Officers' business

New brand launched

2017
Commenced underwriting Legal Expenses business

AM Best raises IGI's rating to A- (Positive)

2018
Commenced underwriting Renewable Energy business

Commenced underwriting Inherent Defects business

2019
Kuala Lumpur office transformed to Asia Pacific hub

AM Best upgraded IGI's credit ratings to A (Excellent)

~$550mm market cap. Specialty (Re)Insurer(3)

Source: Public filings.
(1) Dubai International Financial Center. (2) FCA previously known as FSA. (3) Represents estimated pro forma market capitalization of IGI; Assumes no redemptions by Tiberius shareholders and an acquisition price of $387mm assuming 12/31/2019 book value of $317mm (after adding back IGI transaction expenses) and acquisition P/B multiple of 1.22x.

Steadily Growing and Increasingly Diversified Specialty (Re)Insurer

Accident Year GPW by Business Line ($mm)



2009 - 2019
CAGR: 9%
Strong Cycle
Management
Accelerating
Growth
$153
$179
$203
$226
$240
$252
$242
$232
$275
$302
$349
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Segment	Description
Specialty Short-Tail (64% of 2018 GPW)	**Property (15% of 2018 GPW)** ▪ Risks vary from large hotels to industrial manufacturing and forestry ▪ Conservative in risks related to hazardous operations ▪ Growth prospects for Latin America, Africa, Japan and Far East
	Energy (27% of 2018 GPW) ▪ Strong presence in major energy insurance hubs (e.g. UK, Norway and Dubai) ▪ Downstream: largely operating risks (e.g. property damage, business interruption, machinery breakdown) largely within the oil & gas and power & utilities sectors ▪ Upstream: coverage includes business interruption, property damage and loss of hire in a number of sub-classes
	Other (22% of 2018 GPW) ▪ Encompasses 5 lines: Ports & terminals, General Aviation, Engineering, Political violence
Specialty Long-Tail (30% of 2018 GPW)	▪ Key lines include Professional indemnity, Financial institutions, Marine liabilities ▪ London-based PI team established in 2014 followed by D&O and legal expenses in 2017 ▪ Largely written on annual practice policy basis
Reinsurance (6% of 2018 GPW)	▪ Primarily property & medical expenses, mostly on XoL basis across ~90 countries ▪ Preference for small-medium sized cedants with high-quality data and consistent underwriting ▪ Raising profile in treaty market

Prudent Growth and Cycle Management Marked by Opportunistic Approach to Capitalizing on Market Dislocation

Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. Source: Annual accounts, management information. The financial results for IGI's year ended December 31, 2019 presented above are preliminary and unaudited.

Market Respected and Recognized Executive Management Team



Wasef Jabsheh

Founder, Vice Chairman & CEO

- Over 50 years insurance experience
- Established ADNIC[1], Middle East Insurance Brokers and International Marine & General Insurance Co. in 1991, which was sold to HCC in 1994
- Previously on the board of HCC Insurance



Waleed Jabsheh

President

- Over 21 years insurance experience
- Joined IGI since inception and has played a pivotal role in its growth and development
- Previously at LDG reinsurance, a subsidiary of Houston Casualty, and at Manulife Reinsurance in Toronto



Andreas Loucaides

CEO IGI UK

- Over 49 years insurance experience
- Founder of PRI group, an aim-listed start-up insurance company which was sold to Brit in 2003
- Previously CEO at Catlin UK and Jubilee group



Hatem Jabsheh

Group COO

- Over 18 years industry experience
- Established an asset management and brokerage business which was sold in 2009
- Previously at Spear, Leeds and Kellogg, a subsidiary of Goldman Sachs



Pervez Rizvi

Group CFO

- Over 26 years industry and banking experience
- Previously served at various firms including HSBC Bank in UAE & Malaysia and Zurich Financial Services in DIFC in a senior management role
- Previously served as CFO at Islamic Insurance Company in Abu Dhabi, UAE

> "Under Wasef's leadership, IGI is now one of the **most successful reinsurance companies** in the Middle East and Northern Africa region. He has transformed it into a truly global company, writing... business in more than 200 countries across the world (2019)"
>
> EY



EY Entrepreneur Of The Year®

Wasef Jabsheh

2019 EY Entrepreneur of the Year for Jordan



MENA Insurance Awards

International General Insurance

2018 Reinsurer of the Year

(1) Abu Dhabi National Insurance Company.

Optimized, Cost-Efficient and Diverse Global Operations

Non-Underwriting Staff by Location



Casablanca 2%
Labuan 1%
Dubai 3%
London 13%
Amman 81%

- Non-underwriting staff primarily responsible for underwriting support, claims & reinsurance, finance, IT and administration
- Amman hub provides cost-efficient central services to global underwriting platform

Underwriters by Location



Labuan 2%
Casablanca 8%
Dubai 12%
Amman 21%
London 57%
Underwriting Headquarters in London

51 Underwriters

"In a mainly male-dominated sector, Wasef has bucked convention. IGI boasts a 50:50 male to female ratio among its staff, who come from more than 15 different countries. Wasef explains, "We want to do more to promote diversity in the workplace because we believe that diverse and inclusive businesses are more innovative, creative and profitable."

(2019)

EY

Largely London-Based Underwriting Staff Supported by Back and Middle-Office Operations in Amman (Jordan)

Source: Company filings, website.

BUSINESS OVERVIEW

Section 2



Conservative Specialty-Class Individual Risk Underwriter

Intelligent Risk Selection & Management

- Class-underwriting profit-centers irrespective of geography
- In-depth risk assessment of underlying exposure
- Facultative reinsurance designed to enhance risk-adjusted returns
- Prudent use of treaty reinsurance to protect capital


Treaty
6%
MGA-
Originated
Business
25%
Individually
Underwritten
70%

2018 Gross Written Premiums: $302mm

Favorable Reserve Development[1]

- Conservative approach to setting reserves


($mm)
$24
$27
$23
$9
$6
15%
17%
16%
5%
3%
2015
2016
2017
2018
2019
Favorable Development / Net Premiums Earned

In-depth Risk Underwriting Culture Matched with Conservative Reserving Philosophy

Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. The financial results for IGI's year ended December 31, 2019 presented above are preliminary and unaudited.
(1) Data based on case + IBNR reserve development.

Broad Distribution Network

By 2018 Gross Written Premiums


(% of Total)
Top 10: 71%
Top 5: 59%
24%
13%
13%
6%
4%
4%
2%
2%
2%
2%
29%
Gallagher
Marsh
Willis
JLT
AON
Miller
THB
Price Forbes
UIB
RKH Group
Others

IGI has Long-Standing Relationships with an Array of Brokers that have "Boots on the Ground"

Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.

Opportunity to Capitalize on Sector Tailwinds in Core Business with…

Deploying Capital into a Hardening Market

"Pricing for excess and surplus (E&S) risks rose by between **5% and 20%** during the fourth quarter [of 2019]. (January 2020)"

Brown & Brown INSURANCE

"Downstream continues to see the largest rate increases in an **overall hardening energy (re)insurance market… Rate increases will continue in this space for the foreseeable future**, and will be accentuated in refining with a lighter touch in relation to midstream and petrochemicals. (January 2020)"

MARSH

- ✓ **Anticipated entry into the U.S. E&S markets**
- ✓ **Application placed for Belgium-based EU subsidiary**

IGI's 2019 Quarterly Year-over-Year Rate Increases



7.2%
8.1%
10.3%
19.1%
17.7%
23.1%
27.0%
29.7%
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Specialty Short-Tail
Specialty Long-Tail

"IGI experienced rate increases of approximately **13% year-over-year across our book of business in 2019** and we expect the **momentum in rates to continue to accelerate in 2020** (February 2020)"

– Wasef Jabsheh

Source: Wall Street Research, Marsh JLT Research.

…Differentiated Global Exposure in Attractive Markets

Exposure to 200+ Countries and Territories [1]



Africa 5%
Asia 9%
Latin America 18%
Middle East 11%
2019 GPW: $349m
Worldwide 21%
Continental Europe 11%
UK 25%

IGI currently has no meaningful exposure to the US

Attractive Industry Rate Momentum and Dynamics



Worldwide
Q1'19 3.3% 8.9%
Q2'19 6.3% 10.1%
Q3'19 8.3% 15.9%
Q4'19 10.6% 22.5%
UK
Q1'19 2.9% 16.1%
Q2'19 6.3% 21.3%
Q3'19 11.8% 23.1%
Q4'19 13.7% 35.9%
Latin America
Q1'19 1.5% 6.6%
Q2'19 0.5% 10.8%
Q3'19 4.6% 20.1%
Q4'19 7.1% 28.9%
Continental Europe
Q1'19 2.0% 4.8%
Q2'19 2.0% 16.1%
Q3'19 4.2% 11.6%
Q4'19 6.6% 12.9%
IGI Rate Movement

Middle East

- Well-positioned to capitalize on the Middle East market dislocation
  - PartnerRe and Allianz recently closed their Dubai operations
  - QatarRe and Aspen suspended facultative underwriting in Dubai and Middle East, respectively in 2018

IGI Writes Business in 200+ Countries and Territories in Mature and High-Growth, Underpenetrated Regions with Attractive Growth Rates

Source: Management information, annual accounts, Marsh JLT Research. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. The financial results for IGI's year ended December 31, 2019 presented above are preliminary and unaudited. (1) Geographic segment data as of FY 2018.

TRANSACTION OVERVIEW

Section 3



Transaction Creates a ~$550mm[(1)] Publicly-Listed Specialty (Re)Insurer

Transaction	▪ Tiberius Acquisition Corporation ("Tiberius") is a Nasdaq-listed special purpose acquisition company ▪ A newly formed Bermuda holding company ("PubCo") will acquire Tiberius through a subsidiary merger, with Tiberius security holders receiving equivalent securities of PubCo ▪ PubCo will acquire International General Insurance Holdings Ltd. ("IGI") through a share exchange for a total purchase price equal to 1.22x IGI's month-end book value immediately prior to closing in cash & stock[(2)] ▪ Estimated purchase price of $387mm for 100% of IGI based on adjusted 12/31/2019 adjusted book value of $317mm[(2)] ▪ Pro forma company expected to be eligible for Russell 2000 index
Cash Consideration	▪ PubCo to pay $80mm of aggregate cash consideration to IGI shareholders for a portion of their shares ▪ Each share of stock sold for cash is valued at 2.00x IGI's month-end book value per share immediately prior to closing[(2)]
Stock Consideration	▪ Stock consideration for remainder of purchase price, which based on current estimates is expected to equal $307mm (PubCo stock valued at the redemption price, which is currently expected to be approximately $10.43)
Lockup Provision	▪ Tiberius Sponsor, Wasef Jabsheh and other significant minority shareholders subject to customary lockups
$100mm Minimum Cash Condition	▪ Minimum cash condition of $100mm which is already met in commitments ▪ $100mm fully committed from existing forward purchase commitments, current Tiberius investors who have waived their right to redeem, backstops from Sponsor, and new PIPE investors (Weiss Multi-Strategy Advisers LLC and Interval Partners, LP)
Key Closing Conditions	▪ Receipt of required regulatory approvals ▪ Tiberius shareholder approval ▪ Nasdaq listing approval
Board	▪ Governed by public company standards for foreign private issuers complying with SEC and Nasdaq rules ▪ Majority independent Board of Directors: 7 directors including Wasef Jabsheh, Waleed Jabsheh, Andrew Poole, Michael Gray (independent), David Anthony (independent), David King (independent) and Wanda Mwaura (independent)
Management	▪ Executive management commitment to long-term employment contracts ▪ Mature corporate governance structure in place

Note: The financial results for IGI's year ended December 31, 2019 presented above are preliminary and unaudited. (1) Assumes no redemptions by Tiberius shareholders and an acquisition price of $387mm assuming 12/31/2019 book value of $317mm (after adding back IGI transaction expenses) and acquisition P/B multiple of 1.22x. (2) Book value adjusted by adding back IGI transaction expenses.

Attractive Entry Valuation Relative to Specialty Peers

Price to Book Value

29% Discount



1.78x
Peer Median (at 2/28): 1.57x
1.27x
IGI (1)
Peer Median (2)

10 Year Avg. Core Operating ROAE

No Fin. Leverage
50%+ Investment Portfolio in Cash



9.8%
9.4%
IGI
Peer Median (3)

Dividend Yield



1.7%
1.5%
IGI (4)
Peer Median

Offered at a Substantial Discount Compared to Peers, Despite Robust Risk-Adjusted, Unlevered Returns

Note: Peers include ARGO, HSX, LRE, BEZ, RLI, JRVR, KNSL, AXS, ACGL, MKL, WRB, RE, and RNR. Market data as of 2/21/2020. Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. Financial information for peers presented as reported. The financial results for IGI's year ended December 31, 2019 presented above are preliminary and unaudited. Source: SNL Financial, FactSet.
(1) IGI P / BV calculated assuming $10.43 price per Tiberius share, no redemption of shares, pro forma outstanding shares of 52.982 million & pro forma book value of $434mm (12/31/19 standalone book value of $312mm and $122mm of incremental balance sheet cash). (2) US peers, BEZ and LRE book values as of 12/31/19, HSX book value as of 6/30/19. (3) US peers, BEZ and LRE Operating ROAE for year ended December 31, 2019, HSX Operating ROAE for year ended December 31, 2018. (4) IGI dividend yield assumes 2019 earnings of $24mm, dividend payout ratio of 40% and an estimated pro forma market capitalization of $553mm.

$100mm+ of Fully Committed Financing = Transaction Certainty

Assumes no redemptions by Tiberius shareholders

Transaction Sources and Uses[1] ($mm)

Fully committed financing from existing Forward Purchase Agreements and certain Tiberius investors, backstop from Tiberius's sponsor and new PIPE investors



PIPE Proceeds $24
Forward Commitment $25
Cash - IPO Proceeds $180
Equity Consideration to IGI $307
Growth Capital $122
Transaction Expenses $18 (2)
Warrant Retirement / Sponsor Loan Pay Back $8 (3)
Cash to IGI Shareholders $80
Equity Consideration to IGI $307
Sources: $535
Uses: $535

Pro Forma Ownership[1]

Up to 70%+ Free Float[4]



SPAC PIPE Investors 4%
SPAC Sponsor Shares (5) 2%
SPAC Forward Purchase Shares 6%
Current IGI Shareholders (Jabsheh Family) 24%
SPAC IPO Shares 33%
Current IGI Shareholders
Current IGI Shareholders (Non-Jabsheh) 31%

Pro Forma Shares Outstanding: 52.982 million[5]

Jabsheh Family Pro Forma Ownership of ~24% in IGI Demonstrates Strong Alignment with IPO Shareholders

Note: The financial results for IGI's year ended December 31, 2019 presented above are preliminary and unaudited. (1) Assumes no redemptions by Tiberius shareholders and an acquisition price of $387mm assuming 12/31/2019 book value of $317mm (after adding back IGI transaction expenses) and acquisition P/B multiple of 1.22x. (2) Represents unaccrued transaction expenses for both Tiberius and IGI including underwriting, advisory and other costs. (3) $6.5mm of warrant retirement costs and $1.7m of sponsor loan pay back included. (4) Free float excludes Jabsheh family and SPAC sponsor shares, and assumes filing and effectiveness of a registration statement covering shares held by other former IGI shareholder, PIPE investors and forward purchasers and expiration of lockup agreements. (5) Assumes Tiberius stock valued at $10.43 per share. Shares issued to Current IGI shareholders to be at the redemption price. Excludes Founder Shares held in escrow that are subject to an earn out. Assumes that there are no new awards under any new equity incentive plan and excludes any outstanding warrants. Includes shares held by current IGI shareholders that are held in escrow in connection with any post-closing purchase price adjustments.

Transaction Steps & Timeline

- **March 17, 2020:** Anticipated transaction close
- **March 13, 2020:** Tiberius Shareholder Meeting
- **Week of March 2, 2020:** Anticipated Nasdaq Listing approval
- ✓ **February 25, 2020:** FCA regulatory approval received
- ✓ **February 24, 2020:** PRA regulatory approval received
- ✓ **February 20, 2020:** Form F-4 declared effective
- ✓ **February 3, 2020:** Received regulatory approval from the Dubai Financial Services Authority
- ✓ **January 28, 2020:** Received regulatory approval from the Bermuda Monetary Authority
- ✓ **December 9, 2019:** Initial Form F-4 filed with the SEC
- ✓ **October 10, 2019:** Transaction announcement / Tiberius 8-K filing with SEC

FINANCIAL PERFORMANCE

Section 4



Underwriting Expertise & Limited Investment Risk Drive Value Creation

Combined Ratio (2010-2019)



90.2%

IGI Average Combined Ratio

Investment Portfolio(1)



Equity 7%
Real Estate 6%
Cash & S-T 52%
Gov. & Corp. Fixed Income 35%

IGI 2019Y Yield: 1.8%

Total Value Creation CAGR (2010-2019)(2)



9.5%
9.2%
IGI
Peer Median(3)

IGI Total Value Creation per Share Since Inception(2)



2002 - 2019 TVC CAGR: 9%
100
111
133
161
172
212
181
200
222
246
285
331
366
373
418
430
450
480
58 69 104 67 87 105 125 154 185 205 200 229 228 244 261
61 73 89 102 106 119
100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100
'02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19
Indexed Value
Tangible Book Value Per Share Increase
Dividends

Source: IGI annual reports, SNL Financial. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. The financial results for IGI's year ended December 31, 2019 presented above are preliminary and unaudited.

(1) Portfolio composition and yield for IGI as of and for the twelve months ended December 31, 2019.

(2) Total Value Creation defined as Tangible Book Value per Share growth plus cumulative dividends. Indexed to 100.

(3) Peers include ARGO, HSX, LRE, BEZ, RLI, JRVR, KNSL, AXS, ACGL, MKL, WRB, RE, and RNR. HSX data as of 6/30/19.

High Quality ROAE with Limited Volatility Among Best-in-Class Peers



High ROAE
10 Year Average Operating ROAE
18.0%
15.0%
12.0%
9.0%
6.0%
3.0%
0.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Standard Deviation of 10 Year Operating ROAE(3)
Low Volatility
Strong, low-volatility ROAE with no debt and 50%+ of Investment Portfolio in Cash
HSX-LON P/BV: 1.86x(1)
KNSL P/BV: 7.18x(2)
BEZ-LON P/BV: 2.42x
RLI P/BV: 4.11x
LRE-LON P/BV: 1.77x
RE P/BV: 1.29x
IGI
ACGL P/BV: 1.78x
Avg. P/BV: 1.99x
RNR P/BV: 1.65x
JRVR P/BV: 1.80x
WRB P/BV: 2.37x
AXS P/BV: 1.11x
MKL P/BV: 1.67x
ARGO P/BV: 1.14x

Book Value Growth Generated Through Consistently Strong, Lower Volatility Returns

Note: Bubble size representative of P/BV multiple.
Source: SNL Financial. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. The financial results for IGI's year ended December 31, 2019 presented above are preliminary and unaudited. Market data as of 2/21/2020. (1) HSX average operating ROAE data from 2010 to 2018. (2) KNSL average operating ROAE data for 2016 through 2019. (3) Represents standard deviation of annual ROAEs for peers for representative years.

Track Record of Delivering Results Through the "Market Cycle"

Written Premiums ($mm)



Increased retention in Hardening Market
24% '18-'19 Growth Reflective of Improving Market Conditions
'10-'19 Net Written Premiums CAGR: 9.5%
$179 $203 $226 $240 $252 $242 $232 $275 $302 $349
$111 $133 $176 $181 $184 $154 $150 $161 $203 $252
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019
Gross Written Premiums
Net Written Premiums

Combined Ratio



Historical Average: 90%
93% 87% 89% 88% 86% 84% 87% 105% 89% 94%
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019

Core Operating Income ($mm)



$17 $24 $26 $31 $31 $33 $30 $1 $29 $21
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019

Un-Levered Core Operating ROAE



Historical Average: 10%
9% 12% 12% 13% 12% 12% 10% 0% 9% 7%
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019

Source: IGI annual reports. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. The financial results for IGI's year ended December 31, 2019 presented above are preliminary and unaudited.

Positioned to Deliver Double Digit Returns in "Hardening" Market

Premium Leverage[1]

0.1x premium leverage = Δ ROAE 55 bps


0.58x
0.49x
0.61x
0.72x
2016
2017
2018
2019

Investment Leverage[2]

10% investment leverage = Δ ROAE 18 bps


180%
163%
168%
201%
2016
2017
2018
2019

Investment Yield

50 bps Yield = Δ ROAE 95 bps


1.9%
2.2%
1.7%
1.8%
2016
2017
2018
2019

CY Combined Ratio

1% of CY combined ratio = Δ ROAE by 69 bps


87%
105%
89%
94%
2016
2017
2018
2019

- Current ROAE is unlevered
- IGI's Q4'19 average rate increases over 20%
- Fully deployed ~$120mm of growth capital = ~$84mm premium
- Embedded profitability with $172mm of unearned premium reserves expected to earn through
- Entering US E&S markets at optimal time with industry rates up 5% - 20%

Source: Marsh JLT Research.
Note: The financial results for IGI's year ended December 31, 2019 presented above are preliminary and unaudited. Analysis assumes 0.7x of premium leverage, 94% of combined ratio, 201% of investment leverage, 1.8% of investment yield and 0% of tax rate.
(1) Represents Net Premiums Earned divided by Shareholders' Equity. (2) Represents the sum of Total Investments and Cash & Cash Equivalents divided by prior year Shareholders' Equity.

Historical Core Operating Earnings and Summary Financial Metrics

($ in mm)	Year Ended December 31, 2016	2017	2018	2019 Unaudited
Profit For the Period	**$32.9**	**$7.0**	**$25.5**	**$23.6**
Net Realized Losses (Gains) on investments	(2.7)	(3.1)	(1.3)	(1.0)
Net Impairment Losses recognized in earnings	0.3	0.1	0.0	(0.0)
Unrealized Loss (Gain) on Revaluation on Financial Assets	-	-	0.9	(1.6)
Fair Value Changes of Held for Investments	0.2	(0.1)	-	-
Fair Value Change on Investment Property	(1.0)	-	-	0.3
(Gain) / Loss on foreign exchange (tax adjusted)(1)	(0.3)	(2.6)	3.4	(4.9)
Listing Associated Extraordinary Expenses	-	-	-	4.8
Core Operating Income	**$29.5**	**$1.3**	**$28.6**	**$21.1**
Capitalization				
Debt	$0.0	$0.0	$0.0	$0.0
Equity	301.2	301.4	301.2	312.1
Total Capital	**$301.2**	**$301.4**	**$301.2**	**$312.1**
Core Operating Return on Average equity	***10%***	***0%***	***10%***	***7%***

Source: IGI annual reports. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. The financial results for IGI's year ended December 31, 2019 presented above are preliminary and unaudited. (1) 2019 data represents Gain / Loss on foreign exchange adjusted for the tax expense of $0.8 million.

Historical IFRS Summary Income Statement

($ in mm)	2016	2017	2018	2019 Unaudited
	Year Ended December 31,			
Gross Written Premiums	$232.3	$275.1	$301.6	$349.3
Reinsurance Share of Insurance Premiums	(82.7)	(114.3)	(98.2)	(97.1)
Net Written Premiums	**$149.6**	**$160.8**	**$203.4**	**$252.2**
Net Change in Unearned Premiums	8.2	(14.0)	(20.1)	(36.6)
Net Premiums Earned	**$157.9**	**$146.7**	**$183.3**	**$215.5**
Net Claims and Claim Adjustment Expenses	(71.5)	(86.9)	(85.3)	(118.1)
Net Policy Acquisition Expenses	(34.8)	(36.2)	(42.0)	(45.4)
Net Underwriting Results	**$51.6**	**$23.6**	**$56.1**	**$52.0**
Total Investment Income [(1)]	12.2	13.6	9.4	13.0
General & Administrative Expenses	(31.3)	(30.9)	(35.4)	(39.3)
Listing Associated Extraordinary Expenses	-	-	-	(4.8)
Other Income / Expenses	(0.8)	(1.8)	(1.2)	(1.4)
Gain / (Loss) on Foreign Exchange	0.3	2.6	(3.4)	5.7
Profit Before Tax	**$32.0**	**$7.0**	**$25.6**	**$25.3**
Tax	0.9	0.0	(0.1)	(1.7)
Profit for the Period	**$32.9**	**$7.0**	**$25.5**	**$23.6**
Key Metrics				
Claims & claim expense ratio	*45%*	*59%*	*47%*	*55%*
Policy acquisition expense ratio	*22%*	*25%*	*23%*	*21%*
G&A expense ratio	*20%*	*21%*	*19%*	*18%*
Combined Ratio	***87%***	***105%***	***89%***	***94%***
Retention Ratio (Net Written Premiums / Gross Written Premiums)	*64%*	*58%*	*67%*	*72%*
Premium Leverage (Net Premiums Earned / Equity)	*0.58x*	*0.49x*	*0.61x*	*0.72x*

Source: IGI annual reports.
Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. 2017 expenses restated per 2018 annual report. Assumes capital contribution at transaction close on 3/31/20. The financial results for IGI's year ended December 31, 2019 presented above are preliminary and unaudited.
(1) Includes interest income, realized and unrealized gain / loss on investments and share of profit or loss from associates.

Historical IFRS Summary Balance Sheet

	Year Ended December 31,			
($ in mm)	2016	2017	2018	2019 Unaudited
Investments:				
Investments in bonds, equities and other assets	$233.8	$234.4	$200.9	-
Investment properties	30.3	30.6	30.7	-
Investments in associates	13.3	14.3	13.4	-
Total Investments	**$277.4**	**$279.3**	**$245.0**	**$292.5**
Cash and Cash equivalents [(1)]	216.2	210.3	260.1	312.2
Insurance Receivables	80.4	109.8	108.2	-
Reinsurance share of unearned premiums	32.1	41.1	32.6	-
Reinsurance share of outstanding claims	143.1	186.6	187.6	-
Deferred Excess of Loss Premiums	8.9	11.6	12.4	-
Property, premises and equipment	14.1	13.1	12.2	-
Intangible Assets	0.9	2.0	2.9	-
Deferred Policy Acquisition Costs	28.3	32.9	36.4	-
Other Assets	9.6	6.0	5.7	-
Total Assets	**$811.0**	**$892.7**	**$903.1**	**$1,009.1**
Gross Outstanding Claims	$335.2	$383.2	$384.4	413.1
Gross Unearned Premiums	133.7	156.7	168.3	206.2
Other Liabilities	5.4	7.1	8.3	-
Insurance Payables	27.2	34.0	33.0	-
Deferred Tax Liabilities	-	-	-	-
Unearned Commissions	8.3	10.4	8.0	-
Debt	-	-	-	-
Total Liabilities	**$509.8**	**$591.3**	**$601.9**	**$697.0**
Shareholders' Equity	**$301.2**	**$301.4**	**$301.2**	**$312.1**
Tangible Shareholders' Equity	**$300.3**	**$299.4**	**$298.2**	**$308.3**
Key Metrics				
Debt / Capital	*0.0%*	*0.0%*	*0.0%*	*0.0%*
Investment Leverage [(2)]	*180.2%*	*162.5%*	*167.6%*	*200.8%*

Source: IGI annual reports.
Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. Assumes capital contribution at transaction close on 3/31/20. The financial results for IGI's year ended December 31, 2019 presented above are preliminary and unaudited.
(1) Includes term deposit. (2) Represents sum of cash and cash equivalents and total investments divided by prior year shareholders' equity.

RISK MANAGEMENT

Section 5



Conservative Balance Sheet and Capital Management

Strong Credit Ratings

STABLE OUTLOOK RATING	STABLE OUTLOOK RATING
A- by S&P	**A** by A.M. Best

"Capital adequacy in **excess of our AAA benchmark**[1]" — S&P Global

"The ratings reflect IGI's **balance sheet strength**…as well as its strong operating performance, limited business profile and appropriate enterprise risk management[1]" — A.M. Best

Robust Balance Sheet

- Regulated by BMA, UK FCA and PRA
- Robust 287% Bermuda solvency ratio supports one of the highest ratings in the MENA region[2]
- No financial leverage

Focus on "Getting it Right"

- Management has a track record of utilizing world-class experts to ensure reliability and accuracy of financial reporting systems, controls and financial statements
- Adjusted equity as part of PCAOB audit to account for change in pipeline premiums and respective IBNR reserves

Rigorous Reserving Philosophy

- Seamless communication among actuarial reserving team, underwriting and claims
- Reserve testing performed by in-house actuary on regular basis
- Reserves tested by independent, third party actuaries: Lane Clark & Peacock (semi-annually) and EY (annually)

History of Conservative Capital & Risk Management While Maintaining a Strong Balance Sheet

Source: Annual accounts, credit rating reports. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board.
(1) AM Best press release dated September 5, 2019. S&P report dated July 16, 2018.
(2) BSCR/ECR ratio for Bermuda entity (International General Insurance Co Ltd) as of December 31, 2018.
(3) Net Premiums Earned divided by end of year Shareholders' Equity.

Disciplined Risk Selection and Prudent Risk Management Framework

Prudent, Sound Underwriting Focused on Profitability[1]



5 Year Average Claim & Claim Expense Ratio
100%
80%
60%
40%
20%
0%
Aviation
Ports and Terminals
Professional Liability & Financial Institution Lines
Energy
Political Violence
Reinsurance
Property(2)
Engineering
Marine
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2018 Declinature Rate(3)

2017 AY Cat Losses as a % of Equity[4]



7.6%
10.2%
IGI
Average(5)

Examples of 2017 Cat Losses as of 12/31/19 ($mm)



19-Sep-17 Mexico Earthquake
$48.8
$0.6
Hurricane Maria
$35.9
$13.1
07-Sep-17 Mexico Earthquake
$24.6
($1.2)
Hurricane Irma
$20.5
$3.2
Gross
Net

Selective Underwriting with Focus on Loss Mitigation and Capital Preservation

Source: Management information. Note: Financial statements of IGI have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board. The financial results for IGI's year ended December 31, 2019 presented above are preliminary and unaudited.
(1) Size of bubble based on IGI's 2018 GPW.
(2) Includes 4 year average claim & claim expense ratio for Forestry, which commenced in 2015.
(3) % of applications declined by line of business.
(4) Equity balance as of 12/31/2017.
(5) Peers include ARGO, RLI, JRVR, KNSL, AXS, MKL, WRB, RE, RNR, LRE and BEZ.

Reinsurance Strategy to Protect Capital & Optimize Underwriting Profitability

Top 5 Reinsurers by Credit Ratings

By 2018 GPW

Quota Share	AM Best
Argo	A-
Munich Re	A+
Transatlantic Re	A+
Hannover	A+
Aspen	A

Excess-of-Loss	AM Best
Hannover	A+
AIG Europe	A
Liberty (Synd. 4472)	A
Hannover (Bermuda)	A+
Ironshore	A

Reinsurance Strategy

Protection

- Reinsurance strategy combination of quota share, facultative and XOL coverage
- Coverage tailored according to the underlying exposure
- Reinsurance panel consists of highly-rated reinsurers

Retention Before FAC

- Retentions range between $1mm and $10mm depending on underlying business lines

Catastrophe Risk

- Catastrophe protection up to $87.5mm which protects against 1:250 single-event

Reserving Framework

- IGI took advantage of improving market in specialty long-tail segment in casualty, financial institutions and Directors & Officers liability lines
  - Q4 2019 rate increase in specialty long-tail segment ranging from 13% to 39%
- IBNR reserves reflect growth of specialty long-tail lines
- History of releasing reserves once losses are ***fully*** developed
- No U.S. casualty exposure

Specialty – Long Tail As % of Total NPW

IBNR Net Reserves As % of Total Net Reserves



31%
48%
2017
2019
37%
45%
2017
2019

Note: The financial results for IGI's year ended December 31, 2019 presented above are preliminary and unaudited.

History of Consistent Favorable Reserve Development

($ in mm)	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
NPE	$97.3	$97.7	$119.3	$148.4	$180.6	$189.5	$155.8	$157.9	$146.7	$183.3	$215.5

Accident Year - Net Incurred Losses

Accident Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Yr 1	$63.3	$71.4	$76.2	$100.1	$123.6	$115.9	$92.9	$98.8	$110.3	$94.3	$124.4
Yr 2	$52.1	$63.5	$60.6	$88.1	$121.7	$90.1	$87.0	$94.1	$117.2	$105.0	
Yr 3	$46.9	$62.0	$59.6	$78.1	$120.6	$79.2	$79.8	$90.1	$116.4		
Yr 4	$48.9	$58.9	$60.7	$81.5	$117.1	$73.3	$75.3	$85.4			
Yr 5	$48.7	$58.2	$62.3	$77.3	$109.5	$70.1	$73.1				
Yr 6	$48.3	$60.1	$59.8	$77.8	$107.7	$66.7					
Yr 7	$48.3	$58.6	$60.3	$76.8	$107.5						
Yr 8	$48.2	$58.7	$58.1	$71.6							
Yr 9	$48.7	$58.5	$57.3								
Yr 10	$49.4	$58.6									
Yr 11	$49.4										

Accident Year - Net Incurred Loss Development

Accident Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Yr 1	-	-	-	-	-	-	-	-	-	-	-
Yr 2	($11.2)	($7.9)	($15.7)	($12.0)	($1.9)	($25.8)	($5.9)	($4.7)	$6.8	$10.7	
Yr 3	($5.2)	($1.5)	($1.0)	($10.0)	($1.1)	($10.9)	($7.1)	($4.0)	($0.7)		
Yr 4	$2.0	($3.1)	$1.1	$3.4	($3.5)	($6.0)	($4.5)	($4.7)			
Yr 5	($0.2)	($0.7)	$1.6	($4.3)	($7.6)	($3.2)	($2.2)				
Yr 6	($0.4)	$2.0	($2.4)	$0.5	($1.8)	($3.4)					
Yr 7	$0.0	($1.5)	$0.5	($1.0)	($0.2)						
Yr 8	($0.2)	$0.1	($2.2)	($5.1)							
Yr 9	$0.5	($0.2)	($0.8)								
Yr 10	$0.7	$0.0									
Yr 11	($0.0)										

Accident Year - Net Incurred Loss Ratio

Accident Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Yr 1	65%	73%	64%	67%	68%	61%	60%	63%	75%	51%	58%
Yr 2	54%	65%	51%	59%	67%	48%	56%	60%	80%	57%	
Yr 3	48%	63%	50%	53%	67%	42%	51%	57%	79%		
Yr 4	50%	60%	51%	55%	65%	39%	48%	54%			
Yr 5	50%	60%	52%	52%	61%	37%	47%				
Yr 6	50%	62%	50%	52%	60%	35%					
Yr 7	50%	60%	51%	52%	60%						
Yr 8	50%	60%	49%	48%							
Yr 9	50%	60%	48%								
Yr 10	51%	60%									
Yr 11	51%										

Note: Data as of December 31, 2019. The financial results for IGI's year ended December 31, 2019 presented above are preliminary and unaudited.

CORPORATE GOVERNANCE

Section 6



IGI Values

Culture of collaboration, transparency and respect

Innovative	We listen, consider and endeavor to offer solutions to all our customers. We encourage our employees to innovate and to come up with new ideas and initiatives
Genuine	We are a global team, supporting and collaborating with each other, for the benefit of all of our stakeholders. We celebrate diversity and recognize that each individual is unique, and of value to ourselves and our society
Integrity	We put our principles into practice, doing only what's right for our customers, employees and shareholders. We believe in building relationships, internal and external, based on trust, truths and real collaboration

Highly Respected & Qualified Independent Board of Directors

Proposed IGI Board of Directors Post Listing(1)

WASEF JABSHEH – CEO, IGI
Chairman
- CEO and founder of IGI, 2001
- More than 50 years specializing in marine and energy insurance
- Prominent roles with Kuwait Insurance Co and Abu Dhabi National Insurance Company (ADNIC)
- Former Director of Houston Casualty Company (HCC), after successful sale of Middle East Insurance Brokers and International Marine & General Insurance Co to HCC

WALEED JABSHEH – President, IGI
Director
- Over 21 years of insurance experience
- Joined IGI since inception and has played a pivotal role in its growth and development
- Previously at LDG reinsurance, a subsidiary of Houston Casualty, and at Manulife Reinsurance in Toronto

ANDREW POOLE
Director
- Chief Investment Officer, Tiberius
- Over 15 years of experience in portfolio management, analyzing and investing in public insurance companies
- Original partner and portfolio manager at Scoria Capital, a L/S hedge fund
- Previously at Diamondback Capital, SAC Capital and Swiss Re

MICHAEL GRAY(2)
Independent Director
- CEO of Tiberius and The Gray Insurance Company
- Chairman of the Louisiana Insurance Guaranty Association
- Director of both American Insurance Association and the Property Casualty Insurers Association of America

DAVID ANTHONY(2)
Independent Director
- Has been on the existing IGI Board since 2018
- Is an independent insurance consultant
- Former director and senior ratings analyst of S&P Global Ratings as well as Chairman of its Insurance Ratings Committee

DAVID KING(2)
Independent Director
- Served on the existing IGI Board since 2014 and is currently the Chairman of the Audit and Risk Committee
- Formerly held senior positions in China Construction Bank International, The London Metal Exchange and the Dubai regulatory agency Dubai Financial Services Authority (DFSA)

WANDA MWAURA(2)
Independent Director
- Qualified accountant with more than 24 years of audit, accounting and advisory experience in financial services and reinsurance, with specific expertise in U.S. GAAP, IFRS, SEC and audit committee reporting
- Most recently served as Chief Accounting Officer and Head of External Reporting at PartnerRe
- Prior to PartnerRe, Wanda was a partner at Ernst & Young

(1) New public company Board to be ratified immediately post listing. (2) Independent directors under applicable Nasdaq rules.

Governance Structure Transitioning to Public Company Standards


FOUNDED: 2001
Corporate Social Responsibility principles and programs established
Mature corporate and governance structure in place
Hired Head of IR hired with 15+ years of public insurance company experience
Enhanced governance standards to adhere to NASDAQ listing standards
Nasdaq Listed
Board Committees ratified:
▪ Audit
▪ Compensation
▪ Nominating / Governance
Disclosure Committee established to report to Audit Committee
Legal Team (including compliance) augmented by external counsel
Nasdaq Listed

DISCLAIMER

This Investor Presentation is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of International General Insurance Holdings Ltd. ("IGI") or Tiberius Acquisition Corporation ("Tiberius") or any of IGI's or Tiberius' affiliates' securities. This Investor Presentation has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination of IGI and Tiberius and for no other purpose. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. Please refer to the business combination agreement, following its execution, for the full terms of the transaction. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections, modelling or back-testing or any other information contained herein. Any data on past performance, modeling or back-testing contained herein is no indication as to future performance. IGI and Tiberius assume no obligation to update the information in this Investor Presentation. Investors should note that IGI presents its financial statements in accordance with International Financial Reporting Standards ("IFRS"), while Tiberius presents its financial statements in accordance with generally accepted accounting principles in the United States (US-GAAP) and applicable rules and regulations of the Securities and Exchange Commission ("SEC") regarding interim financial reporting. This presentation contains financial information prepared in accordance with IFRS that have been extracted without material adjustment from audited IFRS financial statements and/or extracted or derived from unaudited accounting records that have been used to prepare IFRS financial statements. This presentation also contains certain non-IFRS financial measures which have not been and will not be audited. These non-IFRS financial measures are not recognised measures of financial performance or liquidity under IFRS, but are measures used by IGI's management to monitor the underlying performance of IGI's business and operations. These non-IFRS measures may not be indicative of IGI's historical operating results nor are such measures meant to be predicative of future results. These measures and ratios may not be comparable to those used by other companies under the same or similar names. As such, undue reliance should not be placed on these non-IFRS financial measures. Certain numbers herein are unaudited and are based on internal records and/or estimates. This Investor Presentation contains certain forward-looking information which will not be included in future public filings or investor guidance. The inclusion of financial information or metrics in this presentation should not be construed as a commitment by IGI to provide guidance on such information in the future. The trademarks and trademark symbols used herein are the properties of their respective owners.

The information contained herein does not purport to be comprehensive. Neither IGI nor Tiberius nor any of their respective directors, officers, employees, agents, affiliates, advisors or agents, undertake any obligation to provide the recipient(s) with access to any additional information or to update the information contained herein, or to correct any inaccuracies in the information contained herein, including any data or forward-looking statements. Any decision to purchase or subscribe for securities of IGI or Tiberius in any offering should be solely based on information contained in any prospectus or offering circular that may be published by IGI or Tiberius in final form in relation to any proposed offering and which would supersede the information herein in its entirety. The merit and suitability of an investment in IGI or Tiberius or any of their affiliates should be independently evaluated and any person considering such an investment is advised to obtain independent advice as to the legal, tax, accounting, financial, credit and other related aspects prior to making an investment. No reliance may be placed for any purpose on the information contained herein or its accuracy, fairness or completeness. The information contained herein is provided as at the date of this presentation and is subject to change without notice. This presentation is the sole responsibility of IGI and has not been reviewed or approved by any regulatory or supervisory authority.

The balance sheet and income statement data contained herein is based on updated or modified audited financial statements included in the registration statement on Form F-4 related to IGI's business combination with Tiberius.

Use of Projections
This Investor Presentation contains financial forecasts with respect to IGI's estimated future performance. Neither Tiberius' independent auditors nor the independent auditors of IGI audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Investor Presentation and, accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Investor Presentation. None of these forecasts were prepared with a view toward compliance with the published guidelines of the SEC, IFRS, U.S. GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections should not be relied upon as being necessarily indicative of future results. In this Investor Presentation certain of the above-mentioned projected financial information has been included (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein) for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Tiberius or IGI or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Investor Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. The financial forecasts reflect assumptions that are subject to change, and there can be no assurance that the Company's financial condition or results of operations will be consistent with those set forth in such analyses and forecasts.

Forward Looking Statements
Certain statements made in this Investor Presentation are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this Investor Presentation, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose," "poised," "opportunities" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Tiberius' or IGI's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability for any reason to close the transactions contemplated by the business combination agreement; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by Tiberius' stockholders; the ability to meet NASDAQ's listing standards following the consummation of the transactions contemplated by the proposed business combination agreement; costs related to the proposed business combination; IGI's ability to manage growth; IGI's ability to execute its business plans and the timing and costs of these plans; IGI's estimates of the size of the markets it serves; the rate and degree of market acceptance of IGI's insurance products; IGI's ability to expand its business; IGI's ability to identify and integrate acquisitions; the demand for the insurance products IGI markets and sells; rising costs or pricing pressures adversely affecting IGI's profitability, including sales and marketing expenses; expectations regarding capacity constraints; potential litigation involving Tiberius or IGI; the validity or enforceability of IGI's intellectual property and IGI's compliance with the intellectual property rights of third parties; general economic and market conditions impacting demand for the products IGI markets and sells ; the possibility that IGI may be adversely affected by other economic, business and/or competitive factors; and other risks and uncertainties indicated from time to time in the definitive proxy statement/prospectus to be delivered to Tiberius' stockholders, including those set forth under "Risk Factors" therein, and other documents filed or to be filed with the SEC by Tiberius. In light of these risks, uncertainties and assumptions, the events in the forward-looking statements may not occur and, therefore, actual outcomes and results may differ from what is expressed or forecasted in such forward-looking statements. While IGI does not know what impact any such differences may have on its business, if there are such differences, IGI's future results of operations and financial condition, could be materially adversely affected. No representation or warranty is made that any forward-looking statement will come to pass and you should not place undue reliance on these forward-looking statements. No one undertakes to update, supplement, amend or revise any such forward-looking statement. Except where otherwise indicated, the Information and the opinions contained therein are provided as at the date of the presentation and are subject to change without notice. Past performance of IGI cannot be relied on as a guide to future performance.

Industry and Market Data
In this Investor Presentation, IGI relies on and refers to information and statistics regarding market shares in the sectors in which it competes and other industry data. IGI obtained this information and statistics from third-party sources, including reports by financial data firms and other firms. IGI has supplemented this information where necessary with information from discussions with IGI customers and others and its own internal estimates, taking into account publicly available information about other industry participants and IGI's management's best view as to information that is not publicly available. Such information has not been subject to any independent audit or review. To the extent available, the industry, market and competitive position data contained herein has come from official or third party sources. Third party industry publications, studies and surveys generally state that the data contained therein has been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data. While IGI reasonably believes that each of these publications, studies and surveys has been prepared by a reputable party, neither IGI nor Tiberius nor any of their respective directors, officers, employees, agents, affiliates, advisors or agents, have independently verified the data contained therein. In addition, certain industry, market and competitive position data contained herein come from IGI's internal research and estimates based on the knowledge and experience of IGI's management in the markets in which IGI operates. While IGI reasonably believes that such research and estimates are reasonable, they, and their underlying methodology and assumptions, have not been verified by any independent source for accuracy or completeness and are subject to change. Accordingly, reliance should not be placed on any of the industry, market or competitive position data contained in such information and no representation or warranty (express or implied) is given that such data is correct or complete.

Additional Information about the Transaction and Where to Find It
In connection with the proposed transaction, International General Insurance Holdings Limited ("IGI Holdings") has filed a registration statement on Form F-4 (the "F-4") with the Securities and Exchange Commission (the "SEC") which has been declared effective. The F-4 includes a prospectus with respect to IGI Holdings' securities to be issued in connection with the proposed business combination and a proxy statement with respect to Tiberius's stockholder meeting at which Tiberius's stockholders will be asked to vote on the proposed transaction. Tiberius's stockholders and other interested persons are advised to read the F-4 and the amendments and supplements thereto and other information filed with the SEC in connection with the proposed transaction, as these materials contain important information about IGI, Tiberius, and the proposed transaction. The proxy statement contained in the F-4 and other relevant materials for the proposed transaction have been mailed to stockholders of Tiberius as of a record date that has been established for voting on the proposed transaction. Stockholders also are able to obtain copies of the F-4 and other documents filed with the SEC, without charge, at the SEC's website at www.sec.gov, or by directing a request to: Tiberius Acquisition Corp., 3601 N Interstate 10 Service Rd W, Metairie, LA 70002.

Participants in the Solicitation
Tiberius, IGI, IGI Holdings, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from Tiberius's stockholders with respect to the proposed transaction. A list of the names of Tiberius's directors and executive officers and a description of their interests in Tiberius is contained in Tiberius's annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Tiberius Acquisition Corp., 3601 N Interstate 10 Service Rd W, Metairie, LA 70002, Attention: Bryce Quin. Additional information regarding the interests of such participants is contained in the F-4. IGI and certain of its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Tiberius in connection with the proposed transaction. A list of the names of such directors and executive officers is included in the F-4.

Preliminary Financial Data:
The financial results for IGI's year ended December 31, 2019 presented above are preliminary and unaudited. IGI's actual results may differ from the preliminary results due to the completion of financial closing procedures, final adjustments, external auditor review of the financial data and other developments that may arise between the date of this presentation and the time that financial results for the year ended December 31, 2019 are finalized. IGI's actual results for the year ended December 31, 2019 may differ materially from its preliminary results disclosed herein (including as a result of year-end closing and audit procedures and review adjustments) and are not necessarily indicative of the results to be expected for any future period. Accordingly, you should not place undue reliance upon these preliminary data. Preliminary estimates of financial results are subject to risks and uncertainties, many of which are not within IGI's control. The preliminary results included herein have been prepared by, and are the responsibility of, IGI's management. IGI's independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary financial data. Accordingly, IGI's independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.

UK / EU Notice
The information contained herein is only addressed to and directed at the limited number of invitees who: (A) if in member states of the European Economic Area, are persons who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (EU Directive 2003/71/EC, as amended) ("Qualified Investors"); and (B) if in the United Kingdom are investment professionals (i) having professional experience in matters relating to investments falling under Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); and (ii) who are high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (C) are other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "Relevant Persons"). The information must not be acted or relied on (i) in the United Kingdom, by persons who are not Relevant Persons and (ii) in any member state of the European Economic Area, other than the United Kingdom, by persons who are not Qualified Investors. Any investment activity in the United Kingdom to which the information relates is available only to Relevant Persons and may be engaged in only with Relevant Persons. Nothing in the information constitutes investment advice and any recommendations that may be contained therein have not been based upon a consideration of the investment objectives, financial situation or particular needs of any specific recipient. If you have received this document and you are not a Relevant Person you must return it immediately to IGI and not copy, reproduce or otherwise disclose it (in whole or in part).

Disclaimer
This Investor Presentation shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The Information has been prepared by IGI solely for information purposes only and does not constitute or form part of, and should not be construed as, an offer to sell or issue, or an offer or the solicitation of an offer to subscribe for, purchase or acquire IGI or securities of IGI, or an inducement to enter into investment activity, nor does it purport to give legal, tax or investment advice. No part of this presentation, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever.